SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2005

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

                         Internet Gold-Golden Lines Ltd.

6-K Items


1. Form of Immediate Report filed with the Israel Securities Authority re Internet Gold Announces Proposed Secondary Public Offering on the TASE dated March 17, 2005

2. Press release issued in Israel re Internet Gold Announces Proposed Secondary Public Offering on the TASE dated March 17, 2005.

                                                                          Item 1

C0004
                    Public INTERNET GOLD - GOLDEN LINES LTD.
                           Corporation no.: 520044264
                      Stock Exchange/Market: Internet Gold

               1 Alexander Yanai Street Petach Tikva 49277, Israel
                        Tel: 03-9300000,, Fax: 03-8889939
                        E.mail address: office@nsblaw.com

                                                           Date of transmission:
                                                           17/03/2005
                                                           Reference:

Israel Securities Authority       Tel Aviv Stock Exchange
---------------------------       -----------------------
www.isa.gov.il                    www.tase.co.il




                                Immediate report
                                ----------------


The Company announces that on the afternoon of March 17, 2005, its Board of Directors resolved to act to raise capital on the Tel Aviv Stock Exchange
(TASE), by means of a public offering to the public in Israel only, by means of a prospectus. The exact structure and amount shall be determined after evaluating current financial markets.



Name of the Signatory:  Moshe Zvi Ne'eman

                                                                          Item 2

For Immediate Release


                        Internet Gold Announces Proposed
                      Secondary Public Offering on the TASE

         Petach Tikva, Israel, March 17, 2005 -Internet Gold (NASDAQ: IGLD,
TASE: [Internet Zahav in Hebrew]) today announced that its Board of Directors has authorized a secondary public offering of its securities on the Tel Aviv Stock Exchange (TASE) that will be directed to Israeli residents.
The exact structure and size of the offering will be determined after evaluating the current financial markets.

         The proceeds of the offering will enable the Company to take advantage of the expected structural changes in Israel's communications marketplace that are expected to be implemented during the next few months, giving rise to opportunities to play a major role in the Israeli market.

         "We are delighted with the Board's decision to position Internet Gold to move in a changing marketplace," said Eli Holtzman, Internet Gold's CEO. "We believe the offering will attract significant Israeli institutional investors, expanding the liquidity of our share and enhancing our standing as strong contenders in our markets. The structure of the public offering will be determined in the coming days and is expected to consist of both equity and convertible debt."

About Internet Gold

Internet Gold is a communications company that provides Internet access and related value-added services, international telephony, e-advertising, content and e-Commerce services throughout Israel to both residential and business customers.

Internet Gold's operations are carried out through four subsidiaries. Through MSN Israel, its joint-venture (50.1% ownership) with Microsoft Corp., (49.9% ownership), the Company operates Israel's leading Internet portal. Its fully-owned subsidiary Internet Gold International specializes in the provision of international Internet and communication services. Its fully-owned subsidiary GoldMind focuses on the provision of Internet value-added services and is the 0wner of 100% of the Start portal. Through GoldTrade, its fully-owned e-Commerce subsidiary, the Company has established itself as one of Israel's leading e-Commerce providers, P1000.

For additional information about Internet Gold, please visit our Website at www.igld.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

For further information, please contact:
Ms. Idit Azulay, Internet Gold
+972 3 939-9848
idita@co.zahav.net.il

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                  (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  March 17, 2005